FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 26, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom’s Board of Directors announces dividend proposal for 2009 earnings

Budapest — February 26, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that the Board of Directors has reviewed the 2009 annual reports of Magyar Telekom Plc. prepared in accordance with Hungarian Accounting Rules (HAR), and those of Magyar Telekom Group prepared in accordance with IFRS, and proposes them for approval to the Annual General Meeting. The Board of Directors also proposes a dividend payment of HUF 74 per share (par value HUF 100) for the financial year 2009 for approval to the Annual General Meeting.

The proposed dividend level of HUF 74 per share is in line with Magyar Telekom’s dividend policy of maintaining its net debt ratio (net debt to net debt plus total equity) within the targeted range of 30-40%. At the same time, it reflects the Group’s solid financial position and cash flow generation in 2009, despite the unfavorable operating environment.

Magyar Telekom will hold its Annual General Meeting on 7th April 2010. The Board of Directors proposes the record date to be on 30th April 2010 and the first day of dividend disbursement on 7th May 2010.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: February 26, 2010